Exhibit 99.1

For more information contact:	PRESS RELEASE

Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports 2011 Third Quarter Results

Tel Aviv, Israel, November 18, 2011 — Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the third quarter and nine months ended September 30, 2011.

Net loss for the third quarter was $1.0 million or $(0.11) per diluted share. Results for the third quarter included financial expenses of approximately $0.9 million that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non-cash financial expense, net loss for the third quarter was $64,000 or $(0.01) per diluted share. Net loss for the nine months ended September 30, 2011 was $2.5 million or $(0.29) per diluted share. Results for the nine months ended September 30, 2011 included a financial expense of approximately $2.3 million from the valuation of Tikcro's holdings in BioCancell. Excluding this non-cash financial expense, net loss for the nine months ended September 30, 2011 was $207,000 or $(0.02) per diluted share.

Tikcro holds approximately 25% of BioCancell, taking into account the conversion of a convertible note and the exercise of warrants. On a fully diluted basis, Tickro holds approximately 17% of BioCancell. Shares of BioCancell are traded on the Tel Aviv Stock Exchange (TASE). The valuation of Tikcro's holdings in BioCancell is influenced, among other factors, by the share price of BioCancell on the Tel Aviv Stock Exchange.

BioCancell is a clinical stage biotechnology company focused on developing targeted cancer therapies for solid cancer tumors. The Company is currently enrolling patients for the US FDA Phase IIb clinical trial for the Company’s lead drug-candidate, BC-819. The Phase IIb clinical trial follows a one-year, multi-center Phase I/IIa trial, which addresses patients with non-resectable (inoperable) pancreatic cancer, with no metastases. Following three months of treatment with BC-819 in the Phase I/IIa trial, five out of nine patients showed significant tumor reduction or stability, and two out of six patients in the higher dosage group became resectable (operable).

Approximately 80% of patients with pancreatic cancer die within a year of diagnosis and 95% within five years. BC-819 uses the H19 gene to synthesize Diphtheria Toxin in cancerous cells only, in order to destroy the cells. BC-819 is also undergoing a Phase IIb trial for bladder cancer and a Phase I/IIa trial for ovarian cancer.

As of September 30, 2011, the Company had net cash and marketable securities totaling $7.2 million.

In this quarter the Israeli District Court of Tel Aviv-Jaffa dismissed a lawsuit that was brought against Tikcro and directors thereof by shareholders Steven and Kimberly Bronson. All claims sought against the Company and the directors were rejected.  There are no other legal proceedings pending against the Company or its directors.

About Tikcro Technologies:

Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell's leading drug, BC-819, is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. Pursuant to U.S. FDA approved protocols, BioCancell concluded a phase I/IIa clinical trial for the treatment of pancreatic cancer and is conducting a phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer and a
Phase I/IIa clinical trial for the treatment of ovarian cancer.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Balance Sheet (US dollars in thousands)

	September 30, 2011	December 31, 2010
Assets
Current assets
Cash and short-term marketable securities	$7,150	$7,308
Other receivables	118	118
Total current assets	7,268	7,426

Investment in BioCancell – stock, convertible note and warrant	3,373	5,625

Total assets	$10,641	$13,051

Liabilities and Shareholders' Equity
Current liabilities
Other current liabilities	$367	$318

Shareholders' equity	10,274	12,733

Total liabilities and shareholders' equity	$10,641	$13,051

Tikcro Technologies Ltd. Statement of Operations (US dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Reserch and development expenses	$46	$-	$46	$-

General and administrative expenses	$73	$99	$373	$249

Total operating expenses	119	99	419	249

Operating loss	(119)	(99)	(419)	(249)

Financial income (expenses), net	(828)	1,261	(2,000)	124

Tax expenses	(18)	-	(40)	-

Net income (loss)	$(965)	$1,162	$(2,459)	$(125)

Basic net earnings (loss) per share	$(0.11)	$0.14	$(0.29)	$(0.01)

Diluted net earnings (loss) per share	$(0.11)	$0.14	$(0.29)	$(0.01)

Basic weighted average shares	8,568	8,491	8,553	8,460

Diluted weighted average shares	8,568	8,491	8,553	8,460